                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D-A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                            TMBR/SHARP DRILLING, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   87257P 10 1
                                 (CUSIP Number)

                               PATRICIA R. ELLEDGE
                            TMBR/SHARP DRILLING, INC.
                               4607 W. INDUSTRIAL
                              MIDLAND, TEXAS 79703
                               TEL: (915) 699-5050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 14, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                 Roper Operations, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Texas, United States
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY                   -0-
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON         8     SHARED VOTING POWER
WITH                           -0-
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.00%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                 Roper Family Properties, Ltd.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY                   -0-
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON         8     SHARED VOTING POWER
WITH                           -0-
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.00%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                 Patricia R. Elledge
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY                   -0-
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON         8     SHARED VOTING POWER
WITH                           -0-
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.00%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                 Judy Kathleen Roper Davis
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY                   -0-
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON         8     SHARED VOTING POWER
WITH                           -0-
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.00%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                 Jeanie Elisabeth Cornelius
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY                   -0-
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON         8     SHARED VOTING POWER
WITH                           -0-
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               -0-
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.00%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                 Estate of Joe G. Roper
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO, SEE ITEM 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY                   195,000
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON         8     SHARED VOTING POWER
WITH                           -0-
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               195,000
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          195,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.61%, SEE ITEM 5
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

         The Schedule 13D/13-A of (i) Roper Family Properties, Ltd., (ii) Roper Operations, Inc., (iii) Patricia R. Elledge, (iv) Judy Kathleen Roper Davis, (v) Jeanie Elisabeth Cornelius and (vi) the Estate of Joe G. Roper, dated June 11, 2002, is hereby amended by this Statement.

ITEM  1.          SECURITY AND ISSUER.

         The class of securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.10 per share (the "Common Stock"), of TMBR/Sharp Drilling, Inc., a Texas corporation ("TMBR"), whose address is 4607
W. Industrial Ave., Midland, Texas 79703.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by (i) Roper Family Properties, Ltd.,
(ii) Roper Operations, Inc., (iii) Patricia R. Elledge, (iv) Judy Kathleen Roper Davis, (v) Jeanie Elisabeth Cornelius, and (vi) the Estate of Joe G. Roper (collectively, the "Reporting Persons"). Roper Family Properties, Ltd., Patricia
R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper are acting together as a group.

         The principal executive offices of Roper Operations, Inc. and Roper Family Properties, Ltd. are located at 2409 Never Bend Cove, Austin, Texas 78746. Roper Operations, Inc. is a corporation organized under the laws of Texas on April 18, 2000. Roper Operations, Inc. was organized for the purpose of serving as the sole general partner of Roper Family Properties, Ltd. Roper Family Properties, Ltd. is a limited partnership organized under the laws of Texas on April 18, 2000. Roper Family Properties, Ltd. was organized primarily for estate planning purposes for Joe G. Roper. The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of Roper Operations, Inc. and Roper Family Properties, Ltd., is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

         Neither Roper Family Properties, Ltd. nor, to its knowledge, any of the executive officers, directors or controlling persons of Roper Family Properties, Ltd. has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Neither Roper Operations, Inc. nor, to its knowledge, any of the executive officers, directors or controlling persons of Roper Operations, Inc. has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         Neither Roper Family Properties, Ltd. nor, to its knowledge, any executive officer, director or controlling person of Roper Family Properties, Ltd. has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Roper Family Properties, Ltd. or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Roper Operations, Inc. nor, to its knowledge, any executive officer, director or controlling person of Roper Operations, Inc. has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Roper Operations, Inc. or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address and principal occupation and address of employment of each other Reporting Person is set forth in Exhibit A attached hereto and made a part hereof for all purposes. None of the other Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. None of the other Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION

         Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper sold an aggregate of 762,597 shares of TMBR Common Stock to Patterson-UTI Energy, Inc. on June 14, 2002. Also on June 14, 2002, the Estate of Joe G. Roper granted Patterson-UTI Energy, Inc. an option to purchase up to an additional 195,000 shares of TMBR Common Stock, as more fully described in Item 6 to this Statement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         TMBR presently has issued and outstanding a total of 5,400,186 shares of Common Stock.

         Roper Family Properties, Ltd. does not hold and is not the beneficial owner of any shares of Common Stock. On June 14, 2002, Roper Family Properties Ltd. sold 657,854 shares of Common Stock to Patterson-UTI Energy, Inc.

         Roper Operations, Inc. the general partner of Roper Family Properties, Ltd., does not hold and is not the beneficial owner of any shares of Common Stock.

         Patricia R. Elledge does not hold and is not the beneficial owner of any shares of Common Stock. On June 14, 2002, Patricia R. Elledge sold 29,397 shares of Common Stock to Patterson-UTI Energy, Inc.

         Judy Kathleen Roper Davis does not hold and is not the beneficial owner of any shares of Common Stock. On June 14, 2002, Judy Kathleen Roper David sold 1,173 shares of Common Stock to Patterson-UTI Energy, Inc.

         Jeanie Elisabeth Cornelius does not hold and is not the beneficial owner of any shares of Common Stock. On June 14, 2002, Jeanie Elisabeth Cornelius sold 2,173 shares of Common Stock to Patterson-UTI Energy, Inc.

         The Estate of Joe G. Roper holds directly and is the beneficial owner of 195,000 shares of Common Stock, which represents approximately 3.61% of TMBR's issued and outstanding Common Stock. J. Mark Roper, the independent executor of the Estate of Joe G. Roper, has sole voting and investment powers with respect to such shares of Common Stock. On June 14, 2002, the Estate of Joe
G. Roper sold 72,000 shares of Common Stock to Patterson-UTI Energy, Inc. and agreed to vote the remaining 195,000 shares that it holds as directed by Patterson-UTI Energy, Inc. or to deliver an irrevocable proxy to Patterson-UTI Energy, Inc.

         To the best knowledge of the Reporting Persons, no executive officer or director of Roper Operations, Inc. or Roper Family Properties, Ltd. and no associate of Roper Operations, Inc. or Roper Family Properties, Ltd. owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that (i) Patricia R. Elledge has the right to acquire 10,000 shares of TMBR Common Stock upon exercise of employee stock options granted to her by TMBR and
(ii) Judy Kathleen Roper Davis has the right to acquire 1,000 shares of TMBR Common Stock upon exercise of stock options granted to her by TMBR.

         Except as described in this Statement, no transactions in the Common Stock were effected during the past 60 days by (i) Roper Operations, Inc. or Roper Family Properties, Ltd. or, to their best knowledge, by any executive officer, director or affiliated person of Roper Operations, Inc. or Roper Family Properties, Ltd., or by any subsidiary of Roper Operations, Inc. or Roper Family Properties, Ltd. or by any executive officer, director or affiliated person of any such subsidiary or
(ii) any other Reporting Person.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 14, 2002, pursuant to a Stock Purchase Agreement dated as of June 11, 2002 by and among Patterson-UTI Energy, Inc. as Purchaser and Roper Family Properties, Ltd., Patricia R. Elledge, Judy Kathleen Roper Davis, Jeanie Elisabeth Cornelius, and the Estate of Joe G. Roper as Sellers (the "Agreement"), the Sellers (i) sold to the Purchaser an aggregate of 762,597 shares of TMBR Common Stock for $16.60 per share, or an aggregate purchase price of $12,659,110.20 and (ii) granted the Purchaser an option to purchase up to an additional 195,000 shares of TMBR Common Stock (the "Option Securities") at any time, from time to time, in whole or in part as determined by the Purchaser, on or after October 26, 2002 but before December 16, 2002, at a price per share of $16.60. The Sellers may also require the Purchaser to purchase all or a portion of the Option Securities as determined by Sellers at any time, from time to time, on or after October 26, 2002 but before December 16, 2002 at a price per share of $16.60. The Option Securities are held of record by the Estate of Joe
G. Roper.

         The Estate of Joe G. Roper sold 72,000 shares of TMBR Common Stock pursuant to the Agreement. Also, pursuant to the Agreement, the Estate of Joe G. Roper has delivered an irrevocable proxy, effective June 17, 2002, granting certain officers of the Purchaser the power to vote the Option Securities on any matter coming before the holders of Common Stock of TMBR. This proxy expires December 16, 2002. Each of the Sellers has agreed that, from the date of the Agreement until December 16, 2002, such Seller will not dispose of any of the Option Securities or encumber any of the Option Securities.

         J. Mark Roper, a party to the Agreement though not a seller, delivered at the closing an irrevocable proxy granting certain officers of the Purchaser the power to vote 101,000 shares of TMBR Common Stock owned by him (the "Roper Proxy Shares"), on any matter coming before the holders of Common Stock of TMBR. This proxy expires December 16, 2002. In addition, (i) up to 31,000 of the Roper Proxy Shares shall automatically be released from the proxy if and when such shares are sold in unsolicited brokers transactions, (ii) any Roper Proxy Shares that are converted or exchanged for securities of the Purchaser shall be automatically released from the proxy and (iii) all Roper Proxy Shares shall be automatically released from the proxy if the Purchaser tenders all of its voting securities of TMBR to a third party. J. Mark Roper has agreed that, from the date of the Agreement until December 16, 2002, he will not dispose of any of the Roper Proxy Shares, other than those shares that are released pursuant to the terms of the irrevocable proxy, or encumber any of the Roper Proxy Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         Name, residence address and present principal
                           occupation and address of employment of each executive officer, director and controlling person of Roper Operations, Inc. and Roper Family Properties,
                           Ltd., and current information regarding the Estate of Joe G. Roper (Incorporated by reference to the Schedule 13D/13D-A filed by the Reporting Persons dated June 11, 2002)

         Exhibit B         Stock Purchase Agreement by and among Patterson-UTI
                           Energy, Inc. as Purchaser and Roper Family
                           Properties, Ltd., Estate of Joe G. Roper, Patricia R.
                           Elledge, Judy Kathleen Roper Davis and Jeanie
                           Elisabeth Cornelius as Sellers dated as of June 11,
                           2002 (Incorporated by reference to the Schedule
                           13D/13D-A filed by the Reporting Persons dated June
                           11, 2002)

         Exhibit C         Joint Filing Agreement Incorporated by reference to
                           the Schedule 13D/13D-A filed by the Reporting Persons dated June 11, 2002 (Incorporated by reference to the Schedule 13D/13D-A filed by the Reporting Persons dated June 11, 2002)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 18, 2002

                                     ROPER FAMILY PROPERTIES, LTD., a
                                       Texas limited partnership

                                     By: ROPER OPERATIONS, INC., its
                                       General Partner

                                     By:   /s/  J. Mark Roper
                                           -------------------------------------
                                           Name:    J. Mark Roper
                                           Title:   President


                                     ROPER OPERATIONS, INC.

                                     By:   /s/  J. Mark Roper
                                           -------------------------------------
                                           Name:    J. Mark Roper
                                           Title:   President


                                       /s/    Patricia R. Elledge
                                       -----------------------------------------
                                           Patricia R. Elledge


                                       /s/    Judy Kathleen Roper Davis
                                       -----------------------------------------
                                           Judy Kathleen Roper Davis


                                       /s/    Jeanie Elisabeth Cornelius
                                       -----------------------------------------
                                           Jeanie Elisabeth Cornelius


                                     ESTATE OF JOE G. ROPER

                                     By:   /s/  J. Mark Roper
                                           -------------------------------------
                                           J. Mark Roper, Independent Executor